UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 4, 2021.

Buenos Aires, March 4, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Consideration of the merger by absorption by

YPF S.A. of Compañía de Inversiones Mineras S.A.

Dear Sirs,

We hereby inform that, pursuant to Article 23 of Chapter VI, of the ByMA Listing Regulations, the Board of Directors of YPF S.A. (“YPF”) approved the merger by absorption by YPF of Compañía de Inversiones Mineras S.A. at its meeting held on March 4, 2021 (the “Merger”). Compañía de Inversiones Mineras S.A. will be dissolved without liquidation, and the completion of the procedures leading to such corporate reorganization will become effective beginning as of January 1, 2021.

Compañía de Inversiones Mineras S.A. is a corporation incorporated under the laws of the Republic of Argentina and carries out mining activities as its main business.

Additionally, on March 4, 2021, YPF, acting as the absorbing company, and Compañía de Inversiones Mineras S.A., acting as the absorbed company, entered into a Preliminary Merger Agreement, in which YPF will take over Compañía de Inversiones Mineras S.A with retroactive effect to January 1, 2021, based on the annual financial statements of each company as of December 31, 2020, which will be used as Special Merger Balance Sheets), and the general consolidated merger balance sheet as of the same date.

Given that YPF will directly own 100% of the shares of Compañía de Inversiones Mineras S.A., there will be no increase in the YPF’s share capital and no new shares will be issued, nor will there be any exchanges as a result of the Merger.

The Merger is performed by virtue of the corporate control YPF exercises over Compañía de Inversiones Mineras S.A., which results in the convenience of centralizing the business management of the companies under a single corporate and administrative organization.

The aforementioned Merger must be submitted for consideration of and approval by the Extraordinary General Shareholders’ Meetings and Partners’ Meetings (as applicable) of the companies involved, and is subject to compliance of the relevant legal procedures and the obtaining of the corresponding regulatory authorizations.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 5, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer